NEWPOINT FINANCIAL

BOARD RESOLUTION

A Special Meeting of Directors of Newpoint Financial Corp ("NPFC") was convened on 13th May 2024 at 4:30pm. The directors together own 76.6% of NPFC.

The following Directors were present at the meeting:

1) Keith Beekmeyer - Director
2) Andrew Bye – Director

It was noted that Keith Beekmeyer was appointed Chairman of the meeting.

The Special Meeting of Directors was convened to discuss and agree that Newpoint Financial Corp will effect a Reverse Stock Split at an exact ratio of 206-for-1.

The following was resolved:

After discussion following the review of the business valuation provided, upon motion duly made, seconded, and unanimously carried the following resolution was adopted;

1) The Bord of the Shareholders approved the reverse stock split.

2) Newpoint Financial Corp have engaged SRF Law to effect a Reverse Stock Split.

3) The holders of Common Stock otherwise entitled to receive a fractional share as a result of the Reverse Stock Split shall receive cash in lieu for such fractional share equal to the par value per share of common stock, or $0.001 per share.

There being no other business, the resolution was passed.

Keith Beekmeyer
Director

Andrew Bye
Director

Date: 13th May 2024, 5:09pm.